Filed pursuant to Rule 433

Registration No. 333-158277

April 15, 2010

Final Term Sheet

USD 4,000,000,000 1.25% Global Notes due 2012

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 4,000,000,000

Denomination:	USD 1,000

Maturity:	June 15, 2012

Redemption Amount:	100%

Interest Rate:	1.25% per annum, payable semi-annually in arrears

Date of Pricing:	April 15, 2010

Closing Date:	April 22, 2010

Interest Payment Dates:	June 15 and December 15 in each year

First Interest Payment Date:	June 15, 2010 (for interest accrued from and including April 22, 2010 to but excluding June 15, 2010)

Interest Payable on First Interest Payment Date:	USD 7,361,111.11

Currency of Payments:	USD

Price to Public/Issue Price:	99.86%

Underwriting Commissions:	0.075%

Proceeds to Issuer:	99.785%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769DT87

CUSIP:	500769DT8

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:	AAA by Standard & Poor’s Ratings Services, Aaa by Moody’s Investors Service Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	BNP PARIBAS BofA Merrill Lynch HSBC

Co-Lead Managers:

Barclays Capital

Credit Suisse

Deutsche Bank

Mitsubishi UFJ Securities International plc

Mizuho International

Morgan Stanley

RBC Capital Markets

The Royal Bank of Scotland

TD Securities

UBS Investment Bank

Stabilization Manager:	Merrill Lynch International

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312509072074/d424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312509072068/d424b3.htm. In addition, information relating to the recent change of KfW’s authorized representative in the United States for the purposes of the Securities Act of 1933 is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000095012310028764/f03298exv99wg.htm . Alternatively, BofA Merrill Lynch will arrange to send you the prospectus, which you may request by calling toll-free: +1-800-294-1322.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.